UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          Amendment No. 4
                           FORM 10 - SB

[X]  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      URBANALIEN CORPORATION
                ---------------------------------
         (Name of Small Business Issuers in its charter)

              NEVADA                          88-0503197
          --------------                    --------------
  (State of other jurisdiction of          (I.R.S. Employer
   incorporation or organization        Identification Number)

 5180 Orbitor Drive, Mississauga,
          Ontario, Canada                      L4W 5L9
 --------------------------------             ----------
  (Address of principal executive             (zip code)
             offices)

Issuer's telephone number: 905 629-6677.

Securities to be registered under section 12(b) of the Act:  None

Securities to be registered under section 12(g) of the Act:

50,000,000 shares of Common Stock, par value $0.001
5,000,000 shares of Preferred Stock, par value $0.001

                         TABLE OF CONTENTS



PART I - ITEM 1. DESCRIPTION OF BUSINESS                             3

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF
OPERATIONS                                                          16

PART I - ITEM 3. DESCRIPTION OF PROPERTY                            19

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT                                                      19

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND
CONTROL PERSONS                                                     20

PART I - ITEM 6. EXECUTIVE COMPENSATION                             21

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS     22

PART I - ITEM 8.  DESCRIPTION OF SECURITIES                         24

PART II - ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.         25

PART II - ITEM 2. LEGAL PROCEEDINGS                                 27

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE                                 27

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES          27

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS         29

PART F/S. FINANCIAL STATEMENTS                                      32

PART III - ITEM 1.  EXHIBITS                                        33

             PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Urbanalien, Inc. is a Nevada corporation formed in July  2001.
Since our inception, we have devoted our activities to the following:

  *    Raising capital;
  *    Establishing our Interactive kiosk terminals business; and
  *    Developing our infrastructure.

We have never been the subject of any bankruptcy or receivership action. We have had no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets outside the ordinary course of business.

Our original business plan has not been executed, due to lack of funds, marketing, resources and inability to enter or support revenue generating contracts. We attempted deploying high-speed, interactive kiosk terminals in theaters and similar public venues and demonstrated that they can operate successfully. We had three different models of kiosks deployed, as follows: 4 custom built kiosks which were custom designed for us. The additional two models are EP1000 and EP4000 model casings from E-Point in Scotland which are not custom designed. All the three models are currently running our Urbanalien custom application. All of these kiosks have the following features: These kiosks have two plasma screens, one that displays full-motion, full-screen video and one that is touch-screen interactive. A plasma screen uses a liquid plasma rather than a traditional television tube to display the pictures. Our full motion screens have the same frame rate as television and are of the similar quality and have full-screen capability, meaning they use the full 15 inch diagonal with no framing device. Our touch screen not only shows pictures but allows a user interact with Internet based content, fill in surveys, print coupons and view promotional material such as trailers.

We had originally deployed our kiosks in three theater chains, as follows:

Galaxy Cinemas: The Memorandum of Understanding permitting initial trial installation expired. The Memorandum required us to meet the following criteria, which were met:

  *    Development of the software
  *    Install and operate the kiosks
  *    Provide maintenance and error corrections

Cineplex Odean: The Memorandum of Understanding permitting initial trial installation expired. The Memorandum required us to meet the following criteria, which were met:

  *    Development of the software
  *    Install and operate the kiosks
  *    Provide maintenance and error corrections

Famous Players: We initially entered into a memorandum of understanding to deploy kiosks at Famous Players, however Famous Players indicated they were not interested in entering into a formal, revenue producing agreement because their parent company objected because they had no control over the advertising features
of our kiosks.   We removed the kiosks in April 2002.

As of the date of this registration statement, all kiosks have been removed from all theater locations as our agreements with theater chains had expired and we lacked sufficient resources to keep the kiosks operational or to acquire additional kiosks for a theater roll out program. We generated no revenues from the operations of these kiosks. All kiosks are currently located in our office. We are currently developing a revised business plan as to how to deploy our kiosks in the future.

We have conducted our operations since July 2001. We are a development stage company with limited revenues of $9,687 from inception through December 31, 2002. From our inception to December 31, 2002, we incurred operating losses of $2,301,294 from the operation of our kiosks. We have spent no funds on research and development.

We have no current revenue generating agreements with and have not entered into any revenue generating contracts or agreements, formal, informal, current or past, with any theater, sports arena or other public sites.

We operate a web-site at www.urbanalien.com which provides information about our Interactive kiosk terminals, overview of the company and our custom application features. This site may only be viewed by browsers that are Flash enabled. Our website development is currently in a general introductory stage, but has the site following features: The site employs a combination of sight and sound, digital imagery and audio, animated text and 3-D renderings to show what our kiosks look like, describe some of their features and list our contact information.

This website was developed as part of a contract with Blir, Ltd., which provided significant infrastructure development services for us in addition to website development, including:

 *    System network blueprints and documentation
 *    System reporting requirements and planning
 *    Content management analysis and planning
 *    Content distribution analysis and planning
 *    Logo design and introductory web-site
 *    Technical assistance in maintaining the website

No further services are being rendered under this agreement.
Nothing on the web-site is part of this registration statement.

We have previously had consulting agreements with the following entities to provide the following services, which agreements terminated on the following dates:

Name of Consultant         Affiliate:  Nature of Services        Termination
                            Yes/No                                  Date
------------------------------------------------------------------------------
Blir Ltd.                     No       Independent Contractor     July 31st,
                                           Agreement                2002

Touchpoint Management Corp.   Yes      Professional Services      Dec 31st,
                                           Agreement                2002

No consulting services are currently being provided to us by these companies or any other third parties or affiliates. We have not taken any steps to locate any comparable service providers.

Neither our articles of incorporation nor our by-laws prohibit us from changing our plan of operation to a business different than our planned interactive kiosk terminal operation.

PRINCIPAL PRODUCTS AND SERVICES

Our principal product, our kiosks, combine in a single unit, computer systems, telecommunication peripherals such as modems, and multimedia hardware. We have three different models of kiosks deployed in trial. Our kiosks are connected to the Internet through a dedicated high-speed connection.

All kiosks are currently in our office but remain fully functional using our custom application. We are currently developing a revised business plan as to how to deploy our kiosks in the future.

We believe we can use our kiosks to derive revenues in the following manner:

  *    Sale of advertising
  *    Gathering and sale of data collected from users of kiosks
  *    Customer surveys
  *    Sale of theater and other tickets
  *    Distribution of coupons

However, when our kiosks were deployed, they were not used to provide these services. They merely served as remote internet terminals in order to test our concept. As we are currently developing a revised business plan as to how to deploy our kiosks in the future, we have not developed a pricing structure for these services. In addition, we have no plans in place for how we would finance the acquisition of additional kiosks.

THE KIOSKS

Description of Kiosks:

We have the following 3 models of kiosks, all of which were used in our trials. The principal differences between the three models described below, other than cost, are in appearance only, not in features. The custom designed kiosks are much more futuristic looking as opposed to the flat panel non-custom kiosks as described below. The kiosks appearance was required due to the size of location where deployed. For example, the Famous Players theatre has a very large lobby and was very spacious. This required much larger and more futuristic designed type kiosk unit. Cineplex cinema is medium size and Galaxy is smaller theatre.

These prototype kiosks all have two screens, one that displays full-motion, full-screen video. This is essentially TV quality sound and picture. The second is touch-screen interactive. Being touch-screen interactive means the bottom screen allows users, for example, to interact with Internet based content, fill in surveys, print coupons and view promotional
material  such   as trailers.

Jetson's Unit Qty 4 -used in Famous Players Cinema for the trials.

[picture]

Indoor unit

Enclosure Materials: Fiberglass, Steel, stainless steel

Dimentions:
  *    Height: 89 1/2"
  *    Depth: 24"
  *    Width: 24 1/2"

Screens:
  *    Lower screen 15" LCD touch enabled
  *    Top screen 19" CRT

Magnetic card swipe reader
3 1/2" Receipt printer

Color: Metallic, electric -blue

Average Cost per Unit: $97,500, due to cost of custom design, and developing prototype design casing, components, sound system, mockup, project management, custom installation with fiber glass material which were manufactured with custom made molds in Canada. The total cost of these initial 4 kiosks was $ 391,027 which was paid by our founders as we lacked the financial resources at the time to make the purchase ourselves.

eP - 4000 Qty 4 - was used in Galaxy for the trials

Indoor unit

Enclosure Materials: Steel, stainless steel

Dimentions:
  *    Height: 88"  (60" with out the removable top screen)
  *    Depth: 17"
  *    Width: 26"

Base Plate Dimentions:
  *    Height: 1/2"
  *    Depth: 25 1/2"
  *    Width: 31 1/2"

Screens:
  *    Lower screen 15" LCD touch enabled
  *    Top screen 15" LCD

Magnetic card swipe reader
3 " Receipt printer

Color: Silver

Description: This is a slender unit with a curvature running the length of the enclosure. The optional physical keyboard is readily attached to the main housing to give greater flexibility. The kiosk was modified locally to add the second top screen.

Average Cost per Unit: Approximately $22,000. The total cost of the 4 eP-1000 kiosks was $89,791.66, which was paid by Touchpoint Management Corporation as we lacked the financial resources.

eP-1000 - Qty 9  was used in Cineplex cinemas for the trials

Indoor unit
Enclosure Materials: Steel, stainless steel

Dimensions:
  *    Height: 82"  (64" with out the removable top screen)
  *    Depth: 8"
  *    Width: 20"

Base Plate Dimentions:
  *    Height: 1/2"
  *    Depth: 26"
  *    Width: 25 1/2"

Screens:
  *    Lower screen 15" LCD touch enabled
  *    Top screen 15" LCD

Magnetic card swipe reader
3 " Receipt printer

Color: Silver

Description: This is a slender unit with a curvature running the length of the enclosure. The optional physical keyboard is readily attached to the main housing to give greater flexibility.

Average Cost per Unit: Approximately $16,000. Total cost of the nine eP-4000 kiosks is $143,914.72.

Touchpoint Management Corporation is a Canadian company founded in 1999, owned by Anila Ladha and Shamira Jaffer who are one of the founders of Urbanalien.

Manufacture:

The original four Jetsons kiosks were custom manufactured in Canada under the direction of
TouchPoint Management Corporation. The remaining kiosks were manufactured in Scotland by an unaffiliated third party. Currently we have no requirement to enter into further agreements with these manufacturers. We have no agreements in place with any manufacturer to secure future kiosks if and when needed.

Software Design and Development:

Our custom software provides the following features:

     * Advertising: an engine to display links to advertiser custom or existing content. A schedule to determine available ads and playback schedule.

     * Movie trailer Component: an engine to automatically scroll and playback available trailers based on theatre location.

     * Feedback: A data collection component to accumulate feedback pertaining to the device and specific content.

     * Surveys: a custom survey component to collect user data pertaining to advertisers or content providers.

     * Web Portal: a custom web browsing portal allowing the user to view and navigate permissible content.

     * Coupons: A custom coupon component prints advertisers and sponsors coupons for promotions

We own this custom application.

Our custom software currently runs on Microsoft Windows compatible to run on standard kiosk management software called Catapult. Catapult is a kiosk management Windows based software. It which provides a complete framework for kiosk networks, including the ability to modify content off-site, content management, security management, and advertising management, with secured web access monitoring.

Our custom software can also be integrated with existing kiosk management software other than Catapult.

Catapult kiosk management software is developed and owned by TouchPoint Solutions, Inc., formerly known as Catapult Technologies Corporation. Urbanalien pays a monthly fee of $150.00 per kiosk when deployed. We are not currently incurring these fees since our kiosks are not deployed at any locations. Other than this arrangement, we have no agreement with TouchPoint Solutions, Inc. or any other party to provide software design, development or consulting services.

TouchPoint Solutions, Inc. is a Delaware corporation that is in software development business. Anila Ladha and Shamira Jaffer, our current officers and directors, own 40% of the stock and hold the position of president and vice president of TouchPoint
Solutions, Inc.

Summary of asset acquisition transactions

In July 2001, Urbanalien issued total of 9,917,500 shares of common stock to Anila Ladha, Shamira Jaffer Richard Griffiths, Edward Hamilton, Lorin Tarr, Dan Devine and TouchPoint Management Corporation for assets. The assets were 4 custom designed and built kiosks, the Urbanalien custom software application used by the kiosks, and a small amount of computer equipment. The 4 kiosks were valued at $391,027, or approximately $97,500 each, and the software was valued at $444,356. $391,027 represents historical cost of the four interactive kiosks and is made up of the cost of development mock-up, design and constructions of the kiosks. $444,356 represents historical cost of software which runs on Urbanalien kioks. The $11,150 of computer equipment was actual cost of the equipment. Historical cost recorded for the kiosks and software was the actual amounts paid by these founders to non-related third parties. The shares were valued at $.12 per share. The kiosks, software and computer equipment were acquired within two years of the date of transfer. No profit was realized by these parties in these transactions as the cost paid to non-affiliated third parties by these parties for these assets was in excess of $846,533. A summary of these transactions is as follows:
          ----------------------------------------
          Summary of Assets        Value of Assets
          ----------------------------------------
          Kiosks                     $  391,027.00
          CompEquip                  $   11,150.00
          Software                   $  444,356.00
                                  ----------------
                                     $  846,533.00
          ----------------------------------------

     ------------------------------------------------------------------
     Total Shares for Assets                     Shares           Value
     ------------------------------------------------------------------
     Anila Ladha                           2,209,825.00   $  265,179.00
     Shamira Jaffer                        2,209,825.00      265,179.00
     Richard Griffiths                     1,869,850.00      224,382.00
     Edward Hamilton                         552,458.00       66,295.00
     Lorne Tarr and Dan Devine                 6,942.00          833.00
     Touchpoint Management Corporation       205,542.00       24,665.00

      TOTAL                                   7,054,442   $  846,533.00
     ------------------------------------------------------------------

All shares were issued at $.12 per share.

The total cost of the 4 eP-1000 kiosks was $89,791.66, which was paid by Touchpoint Management Corporation as we lacked the financial resources at the time to make the purchase ourselves. We acquired these kiosks from Touchpoint Management Corporation for their cost of $89,791.66.

Total cost of the nine eP-4000 kiosks is $143,914.72 which was paid by Touchpoint Management Corporation as we lacked the financial resources at the time to make the purchase ourselves. We acquired these kiosks from Touchpoint Management Corporation for their cost of $143,914.72, which has still not been paid to Touchpoint Management Corporation.

Touchpoint Management Corporation is a Canadian company founded in 1999, owned by Anila Ladha and Shamira Jaffer who are one of the founders of Urbanalien.

Content:

As we currently have no kiosks in place, we currently have no agreements with content providers. As we are currently developing our revised business plan, we have not determined whether we or third parties will be content providers when we deploy our kiosks in the future.

Maintenance:

We have no agreements to provide maintenance as our kiosks are currently sitting in our offices.

No Existing Agreements/Understandings with Cinema Chains:

Our kiosks are currently sitting in our offices unused. They have been removed from all theater locations as we no longer had the resources to support their continued placement.

Galaxy Cinemas: The Memorandum of Understanding permitting initial trial installation expired in June 2002. The Memorandum required us to meet the following criteria, which were met:

  *    Development of the software
  *    Install and operate the kiosks
  *    Provide maintenance and error corrections

The kiosks were removed in early 2003.

Cineplex Odean: The Memorandum of Understanding permitting initial trial installation expired in August 2002. The Memorandum required us to meet the following criteria, which were met:

  *    Development of the software
  *    Install and operate the kiosks
  *    Provide maintenance and error corrections

The kiosks were removed in early 2003.

Famous Players: We initially entered into a memorandum of understanding to deploy kiosks at Famous Players, however Famous Players indicated they were not interested in entering into a formal, revenue producing agreement because their parent did not want any advertising medium over which the did not have full
content control in their theaters.   We were unwilling to provide
them with full content control. We removed the kiosks in April 2002. We generated no revenues but incurred expenses of approximately $25,000 in connection with that memorandum of understanding.

We have no agreements or understandings with theater or other locations for placement of our kiosks. Since our inception through December 31, 2002, we incurred losses of $2,301,294 for operations of the kiosks.

Marketing

We currently have no marketing budget or plans in place.

Competition

The digital media services and technology industry is highly fragmented and competitive.

Our ability to compete effectively will depend upon our ability to support, fund, and maintain high quality, market-driven services. Many of our current and potential competitors have financial, support, full infrastructure, personnel and other resources, including brand name recognition, substantially greater than those, as well as other competitive advantages over us.

We face competition from kiosk developers or technology companies that support networked kiosks and theatre operators themselves.

Kiosk development competitors include both full service and niche companies. Full-service kiosk development companies provide broad developmental content, work primarily in the work-for-hire model and include large, better funded and staffed companies such as IBM, NCR, and Endo Networks. We cannot compete effectively with these companies; however, we do not believe these companies are focused on type of installation locations on which we are currently focusing, particularly movie theaters and sporting arenas. For example, these companies appear to be focused on installing products in or related to ATM or banking machines.

Niche interactive development companies, on the other hand, offer a variety of interactive content production services to the media and entertainment industries such as ExtendMedia or BCE's Bell ComboBox. Instead of producing content, they could offer content directly on kiosks. ExtendMedia BCE Bell are not focused on kiosk installation in remote locations and thus currently are not believed to be significant competitors.

Theatre owners themselves could install networks of integrated kiosks but could, because of restrictions in their exhibitor and distribution agreements with studios, face difficulties in securing multiple agreements with entertainment companies. They would also have to provide nationwide high-speed connection and quality of service across the network. Accordingly, we currently do not anticipate facing competition from theater owners in the near future as no theaters in Canada install their own kiosks. If we expand to the US, there is only one theater chain with their own kiosks, which we believe is related to AMC theaters.

Product Liability

We do not anticipate carrying our own product liability insurance. We anticipate that any agreements with content providers using our kiosks will include related warranty or product liability insurance and indemnify us from claims by customers not fully satisfied with products purchased through the kiosks. As we have not yet begun to deploy extensive networks or locations, there have been no claims made against us.

Employees

We currently do not have any full-time or part time employees, except for Ms. Landa who devotes less than 5% of her time to our business.


RISK FACTORS

Our poor financial condition raises substantial doubt about our ability to continue as a going concern. You will be unable to determine whether we will ever become profitable.

We have conducted our operations since July 2001. We have been at development stage with limited revenues of $9,687 from inception through December 31, 2002. We have incurred operating losses of $2,301,294 from inception through December 31, 2002.

Our cash resources of $12,319 as of April 15, 2003 are sufficient to satisfy our cash requirements to keep our business open over the next twelve months in that we have no active operations and are incurring no expenses. As we are currently in the process of developing our business plan for future operations, we cannot estimate at this time the amount necessary to develop our business over the next twelve months. In order to develop our business and become profitable, we will need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing. Accordingly, we have no plan in place to remove the risk that we may not be able to develop our business in the future.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

We have no revenue generating contracts or agreements, written or oral, with any customers and may not have any revenue generating contracts or agreements in place with any customers in the future.

Because of our lack of revenue generating contracts or agreements, written or oral, with any customers, and the possibility that we may never have any of these contracts or agreements, an investor cannot determine if we will ever generate revenues, implement our business plan or become profitable.

We are a development stage company in public access Interactive kiosk terminals and we have limited operating history; because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.

Our business development is contingent upon raising debt or equity funding. We have no sources of funding identified. You must consider the risks, difficulties, delays and expenses frequently encountered by development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:

  * Inability to raise necessary revenue to operate for the next 12 months or thereafter
  * Advertising and marketing costs that may exceed our current estimates
  *    Unanticipated development expenses
  * Our ability to generate sufficient revenues to offset the substantial costs of operating our business

Because significant up-front expenses to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:

  *    Total assets, liabilities, and equity
  *    Total revenues
  *    Gross and operating margins
  *    Operating costs

Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable. Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.

Because our public access Interactive kiosk concept has not been widely accepted by the public, we face significant barriers to acceptance of our concept and services.

Our business involves the use of interactive kiosk terminals to provide entertainment-related content, information, promotions and services. The use of the Internet is a relatively new form by which to provide this information. Traditionally, this type of information and concept is not readily offered at single point to the consumers and the entertainment venues have not implemented the concept to capture the captivated audience in the theatres. Accordingly, we face significant barriers prove our innovative concept and overcome in consumer preferences using the entertainment content and information that we offer.

We will rely upon third parties for the mechanical development and maintenance of our Interactive kiosk terminals; any failures on the part of our third party providers may inhibit our internet access and the security and integrity of our software and data.

We anticipate that we will rely on third parties to maintain, house and operate the Interactive kiosk terminals at locations, and servers that host our services. Although we anticipate that our agreements with these third parties will include service agreements, in the event, any technical failures, the third parties may not comply with the terms of the service agreements. No mechanical development and maintenance agreements are currently in place. Any service interruptions resulting from failures by third party maintenance providers would reduce confidence in our concepts and services. In addition, we anticipate that we will rely upon third parties to process our billings and payments due to us. Any service interruptions by these third party providers due to computer failures, labor problems, or other unforeseen developments, could cause possible cash flow disruptions. Any failures on the part of our third party providers could reduce revenues we receive from the operation of our Interactive kiosk terminals at locations and servers.

Our vulnerability to security breaches, glitches and other computer failures could harm our future business relationships, our ability to establish our future income and our ability to promote our brand name.

We will offer our Interactive kiosk terminal and server connection through Internet access. The secure transmission of confidential data information over public networks is a critical element of our operations. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations. If we are unable to prevent unauthorized access to our users' information, our customer relationships will be harmed. Although we intend to implement industry-standard security measures, these measures may not prevent future security breaches. Heavy stress placed on our systems could cause systems failures or operation of our systems at unacceptably low speeds.

Officers, directors and principal stockholders can exert control over matters requiring stockholder approval.

Executive officers, directors and holders of 5% or more of our outstanding common stock, namely Anila Ladha, Shamira Jaffer, Airam Capital Corporation and Richard Griffiths will hold, in the aggregate, beneficially own approximately 54.85% of our outstanding common stock. These stockholders will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

Our management decisions are made by our Acting Chief Executive
Officer, Anila Ladha; if we lose her services, our revenues may be reduced.

The success of our business is dependent upon the expertise of our Acting Chief Executive Officer. Because Ms. Anila Ladha is essential to our operations, you must rely on her management decisions. Ms. Ladha will continue to control our business affairs. There is no agreement with our Acting Chief Executive Officer, Ms. Anila Ladha, that would prevent her from leaving our company, and have not obtained any key man life insurance relating to her. If we lose her services, we may not be able to hire and retain another Chief Executive Officer with comparable and extensive experience. As a result, the loss of Ms. Ladha's services could reduce our revenues.

We have recently lost the services of Mr. Steve Billinger due to what we believe to be Mr. Billinger's considering that it had taken longer than he had anticipated to implement our business plan.

A  key officer devotes less than full time to our business.   This
may reduce our ability to generate future revenues.

Ms. Anila Landa, our Acting CEO, devotes approximately 5% of her time to our business. Ms. Landa may not be able to devote the time necessary to our business to assure successful development and implementation of our revised business plan, which may reduce our ability to generate future revenues.

We are authorized to issue preferred stock which, if issued, may adversely affect or reduce the market price of our common stock.

Our directors are authorized by our articles of incorporation to issue shares of preferred stock without the consent of our shareholders. Our preferred stock, when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. Our directors will set such preferences. The issuance of such preferred shares and the preferences given the preferred shares, do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares. We do not have any plans to issue any shares of preferred stock at this time.

Because our common stock is considered a penny stock, our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations below.

Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Shares eligible for future sales under Rule 144 if sold could reduce the market price of our shares.

There  are  9,167,499  shares of our common  stock  held  by  non-
affiliates and 9,065,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, 6,167,499 are currently available for resale under the provisions of Rule 144(k) and the remainder may be resold without further registration as they were sold in a state registered offering under the provisions of Rule 504 of Regulation D. The remaining shares may be resold under Rule 144. Of these remaining shares, 2,695,000 held by an affiliate are subject to a right of first refusal with us.

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years are be entitled to sell their shares under Rule 144(k) without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the date of this prospectus. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.


PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF
OPERATIONS


Overview

We   are   engaged  in  the  business  of  deploying   high-speed,
interactive kiosk terminals in theaters and similar public venues.

Our goal is to provide a fully serviced, integrated, interactive media network that will support advertising, content distribution and data collection.

Since our inception, we have devoted our activities to the following:

     *  Raising capital

         From inception to date, we have raised $510,000 from the sale of 4,500,000 shares of our common stock

     *  Securing infrastructure services

         Although we previously secured management services from TouchPoint Management Corporation for a monthly fee of $12,000, the agreement terminated on December 31, 2002 and was not renewed. We now provide these services ourselves.

     *  Establishing our web-site and technical services

         We operate a web-site at www.urbanalien.com which provides information about our Interactive kiosk terminals. This site may only be viewed by browsers that are Flash enabled. Our website development is as currently in a general introductory stage, but has the following features: The site employs a combination of sight and sound, digital imagery and audio, animated text and 3-D renderings to show what our kiosks look like, describe some of their features and list our contact information.

       On July 31st 2001 we entered into an agreement with Blir to develop our website and to provide other technical services. We issued 612,500 shares in exchange for the development of the website and technical services. These shares were valued $73,500. We estimate that $5,000 relates to the website and the balance of $68,500 represents technical services received from BLIR.

Current Results of Operations and Financial Status

We have conducted our operations since July 2001. We have been at development stage with limited revenues of $9,687 from inception through December 31, 2002. We have incurred operating losses of $ 2,301,294 from inception through December 31, 2002. We have spent limited funds on developing trial programs and deployment of interactive kiosk terminals but no funds have been spent on marketing, research and development.

Our revenues were generated from participating in a promotion for Adidas for a promotional firm, OMD/BBDO Canada at which we handed out items such as coupons, T-shirts and bags. In addition, we have only $12,319 of current cash available with liabilities exceeding our assets by $407396.

July 30, 2001 to December 31, 2002-


Income Statement
----------------            Year Ended December     Inception through December
                                       31, 2002                       31, 2001
------------------------------------------------------------------------------

Revenues                                      0                         9,687

Operating Expenses:
Impairment                                    0                       854,063
  Marketing and Selling                       0                         6,962
  General and Administrative            298,807                     1,099,543
Cost of Revenue                          48,628                         2,978
                             -------------------    --------------------------
TOTAL OPERATING EXPENSES                298,807                     1,960,568
                             -------------------    --------------------------
Net Income/(Loss)                     [347,435]                   [1,953,859]
                             -------------------    --------------------------

Of our expenses for year end 2001, $915,719 represents business advisory and professional consulting services in exchange for shares in the amount of $ 849,367 from non-affiliate. In addition we paid for services in the amount of $ 66,352. (Carlos to check - Debra had submitted the breakdown. Ad 9504, debt ,depr prof fee rent salary ooo efp

Liquidity and Capital Resources

We have conducted our operations since July 2001. We have been at development stage with limited revenues of $9,687 from inception through December 31, 2002. We have incurred operating losses of $ 2,301,294 from inception through December 31, 2002. We have spent limited funds on developing trial programs and deployment of interactive kiosk terminals but no funds have been spent on marketing, research and development.

Our cash resources of $12,319 as of April 15, 2003 are sufficient to satisfy our cash requirements to keep our business open over the next twelve months in that we have no active operations and are incurring no expenses. As we are currently in the process of developing our business plan for future operations, we cannot estimate at this time the amount necessary to develop our business over the next twelve months. In order to develop our business and become profitable, we will need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing. Accordingly, we have no plan in place to remove the risk that we may not be able to develop our business in the future.

The implementation of our business plan has been delayed. A revised business plan is being developed. The date upon which we will be able to recommence implementing our business plan is uncertain. We have no financial resources to implement our business plan. We have no contracts or agreements for financing. We have no current prospects for generating revenues from our kiosks. Accordingly, we cannot reasonably determine if there will be future revenues in 2003 from our long-lived assets consisting of its kiosks and related software. Accordingly, we recorded an impairment charge of $854,063 at December 31, 2001.

We incurred delays in generating revenues in movie theatres, due to lack of funds, resources and ability to support the customers or continue the trials. We currently have no contracts or agreements that will generate revenue or financing to install and test existing or additional kiosks.

We have no viable plans to overcome our financial difficulties at this time.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

Net cash used in operating activities for the period from inception, July 30, 2001 to year-ended December 31 ,2002 was $1,678,862. The cash used in operating activities was primarily attributable to professional, consulting services and the operation of the business including the deployment of trial programs. Financial activities provided cash proceeds of $ 360,000 from sale of our common stock and commission of 10% was paid in cash. Net financing activities provided cash proceeds of $324,000 from the sale of our common stock under Rule 504 and an additional $150,000 from sales of our common stock under Regulation S.

Investing activities used $146,$646 to finance capital expenditures, as follows:

9 kiosks for Cineplex rollout for the amount of $143,915 and computer equipment for the amount of $2,730.

Cash at period ended December 31, 2002 amounted to $12,319 from date of inception July 31, 2001. Our current assets for period ended December 31, 2002 are lower than our current liabilities by $367,395. We had no commitments for capital expenditures as of December 31, 2002.

PART I - ITEM 3. DESCRIPTION OF PROPERTY

Our current business operation is conducted from 5180 Orbitor Drive, Mississauga, Ontario, Canada, L4W 5L9. We lease approximately 2,500 square feet from 1338917 Ontario, Inc. The lease is for a term of three years, commencing the first day of August 2001. The annual rent is $ 30,500.00. 1338917 owns the property located at 5180 Orbitor and sublets to several tenants including Urbanalien and Touchpoint Management.

Our telephone number at the above location is 905 629-6677.

We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.

   Name                           Number of Shares  Percentage
   ------------------------------------------------------------
   Anila Ladha                         3,185,000      17.47%
   5180 OrbitorDrive,
   Mississauga, L4W 5L9

   Shamira Jaffer                      3,185,000      17.47%
   5180 OrbitorDrive,
   Mississauga, L4W 5L9

   Richard Griffiths (1)               2,695,000      14.78%
   965 Bay Street, Suite 2005
   Toronto, Ontario, M5L 2S5

   Airam Capital Corporation (2)         935,000       5.13%
   10011-123 St. NW, Suite 2303
   Edmonton, Alberta, Canada
   T5N 1M9
   -----------------------------------------------------------
   All directors and named             6,370,000      34.94%
   executive officers as a group
   (2 persons)
   -----------------------------------------------------------

(1) Shares subject to right of first refusal so long as Mr. Griffiths remains an affiliate, meaning a person who owns more than 5% percent of our common stock. He must give notice of intended sale to us. We can buy at the greater of book value or $.12 per share if there is no market for our stock and at the average 10 day trading price if there is a market for our stock. Other than stock ownership, Mr. Girffiths has no current relationship with us.

(2)  Mr. Aldo Rotondi is the principal of Airam Capital Corporation.

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 18,232,500 shares of common stock outstanding as of April 15, 2003.

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND
CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors and executive officers are as follows:


Name                  Age         Position
-------------------------------------------------------------------
Anila Ladha            46         Acting Chief Executive Officer,
                                  Secretary, Director, CFO
                                  and principal accounting officer

Shamira Jaffer         42         Treasurer, Director, COO
-------------------------------------------------------------------

Anila Ladha is a Secretary, Director and Chief Financial officer, who offers management services on as needs basis to us as part of a Professional Service Agreement with TouchPoint Management Corporation. In this capacity, Ms Ladha devotes approximately 80% of her time to our business. Anila is a founding partner and President of BMS Business Management Services Corporation since January 1987 to present, and founding partner and CFO of TouchPoint Management Corporation from October 1999 to present. BMS Business Management Services Corporation provided accounting and management consulting services, network solutions, software implementation and training and integration.

Shamira Jaffer, Treasurer, Director, Chief Operating Officer, who offers management services on as needs basis to us as part of a Professional Service Agreement with TouchPoint Management Corporation. In this capacity, Ms Jaffer devotes approximately 5% of her time to our business. Ms Jaffer was the Vice President of Business Development and a founding partner of BMS Business Management Services Corporation from January 1987 to present, and COO of TouchPoint Management Corporation from October 1999 to present. Ms Jaffer studied at SFU in British Columbia and received her B.A in Linguistics and Philosophy at the University of Alberta.

As of February 2002, we lost the services of Mr. Steve Billinger due to what we believe to be Mr. Billinger's considering that it had taken longer than he had anticipated to implement our business plan. All consulting, employment or other relationships, past, current or future, with Mr. Steve Billinger were rescinded by Urbanalien. All shares previously issued to Mr. Billinger for consulting services never rendered were cancelled. This rescission was oral, and there is no written agreement concerning these matters.

Family Relationships

There are no family relationships among our officers, directors, or persons nominated for such positions.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal
proceedings  that   would  be material to  an  evaluation  of  our
management.


PART I - ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth summary information concerning the compensation received for services rendered to us during the fiscal year ended December 31, 2001 by our Chief Executive Officer. No other executive officers received aggregate compensation during our last fiscal year that exceeded, or would exceed on an annualized basis, $100,000.

Name                Position     Year               Salary
-----------------------------------------------------------------
Richard Griffiths   CEO          2001               $38,217
                                 2002               $10,570
-----------------------------------------------------------------

No other annual compensation, including a bonus or other form of compensation; and no long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, were paid to Mr. Griffiths or any other current officers or directors during this period.

Employment Contracts or Arrangements

We do not have employment agreements. We have no agreements to pay any of our officers any compensation and none of our officers, except as set forth above, has been paid any compensation in 2002.

Board Compensation

Members of our board of directors do not receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings.


PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related party transactions for the period from July 30, 2001
(inception) through December 31, 2002 are as follows:

In July 2001, Urbanalien issued total of 9,917,500 shares of common stock to Anila Ladha, Shamira Jaffer, Richard Griffiths, Edward Hamilton, Lorin Tarr, Dan Devine and TouchPoint Management Corporation for assets. The assets were 4 custom designed and built kiosks, the Urbanalien custom software application used by the kiosks, and a small amount of computer equipment. The 4 kiosks were valued at $391,027, or approximately $97,500 each, and the software was valued at $444,356. $391,027 represents historical cost of the four interactive kiosks and is made up of the cost of development mock-up, design and constructions of the kiosks. $444,356 represents historical cost of software which runs on Urbanalien kioks. The $11,150 of computer equipment was actual cost of the equipment. Historical cost recorded for the kiosks and software was the actual amounts paid by these founders to non-related third parties. The shares were valued at $.12 per share. The kiosks, software and computer equipment were acquired within two years of the date of transfer. No profit was realized by these parties in these transactions as the cost paid to non-affiliated third parties by these parties for these assets was in excess of $846,533.. A summary of these transactions is as follows:


          ---------------------------------------
          Summary of Assets      Value of Assets
          ---------------------------------------
          Kiosks                  $  391,027.00
          CompEquip               $   11,150.00
          Software                $  444,356.00
                                  $  846,533.00
          ---------------------------------------

     ----------------------------------------------------------------------
     Total Shares for Assets                    Shares             Value
     ----------------------------------------------------------------------

     Anila Ladha                             2,209,825.00     $ 265,179.00
     Shamira Jaffer                          2,209,825.00       265,179.00
     Richard Griffiths                       1,869,850.00       224,382.00
     Edward Hamilton                           552,458.00        66,295.00
     Lorne Tarr and Dan Devine                   6,942.00           833.00
     Touchpoint Management Corporation         205,542.00        24,665.00

      TOTAL                                     7,054,442     $ 846,533.00
     ----------------------------------------------------------------------

In July 2001, we issued 2,775,500 shares of common stock to our founders for services. The services included the formation of our business and operating corporation, formulation of a business plan, preparation of a budget and other business and financial consulting that were valued at $333,061 or $.12 per share, the fair valued of the services performed. The shares were issued as follows:

     -----------------------------------------------------------
     Total Shares for Services        Shares           Value
     -----------------------------------------------------------
     Anila Ladha                    975,175.00     $ 117,021.00
     Shamira Jaffer                 975,175.00       117,021.00
     Richard Griffiths              825,150.00        99,018.00
     TOTAL                           2,861,058     $    343,327
     -----------------------------------------------------------

In addition, in July 2001 we also issued Touchpoint Management Corporation an additional 90,708.00 shares valued at $10,885.00 or $.12 per share for similar services.

The total cost of the 4 eP-1000 kiosks was $89,791.66, which was paid by Touchpoint Management Corporation as we lacked the financial resources at the time to make the purchase ourselves. We acquired these kiosks from Touchpoint Management Corporation for their cost of $89,791.66.

Total cost of the nine eP-4000 kiosks is $143,914.72 which was paid by Touchpoint Management Corporation as we lacked the financial resources at the time to make the purchase ourselves. We acquired these kiosks from Touchpoint Management Corporation for their cost of $143,914.72, which has still not been paid to Touchpoint Management Corporation.

Touchpoint Management Corporation is a Canadian company founded in 1999, owned by Anila Ladha and Shamira Jaffer who are one of the founders of Urbanalien.

In August 2001, Urbanalien entered into an agreement with Touchpoint Management Corporation, an entity owned by two officers and shareholders, who also devote time to that entity, for general office functions like record keeping and payroll service and telephone, accounting and office internet connections. The agreement was for $14,000 per month from August 1, 2001 through December 31, 2002. As of December 31, 2002 $36,000 was recorded in accounts payable. The agreement expired on December 31, 2002 and was not renewed.

Catapult kiosk management software used in our kiosks is developed and owned by TouchPoint Solutions, Inc., formerly known as Catapult Technologies Corporation. Urbanalien pays a monthly fee of $150.00 per kiosk when deployed. We are not currently incurring these fees since our kiosks are not deployed at any locations.

TouchPoint Solutions, Inc is a Delaware Corporation who is in software development business. Anila Ladha and Shamira Jaffer own 40% of the stock of the company and holds the position of president and vice president.

In August 2001, Urbanalien entered into an agreement with Blir
Ltd., an entity which at the time was owned by our then CTO, now resigned, who also devoted time to that entity, for the following services:

  *    System network blueprints and documentation
  *    System reporting requirements and planning
  *    Content management analysis and planning
  *    Content distribution analysis and planning
  *    Logo design and introductory web-site
  *    Development of Urbanalien's website
  *    Technical assistance in maintaining the website

Urbanalien issued Blir 612,500 shares of common stock or $73,500 which represents the fair value of these services and which was recorded in consulting expense for the period ended December 31, 2001. Urbanalien has not made any cash payments to Blir. No further services are being rendered by Blir.

On July 21 2001, Urbanalien received an assignment of its domain
name from Touchpoint for no consideration.   The reason for this
assignment and the fact that no consideration was paid is that an error was made by the entity assigning domain names. Touchpoint registered our domain name an another, separate domain name for itself at the same time. However, instead of the entity issuing one name to us and the other to Touchpoint, it issued both to Touchpoint. When the error was discovered by Touchpoint in July 2001, it assigned us the name for no consideration. Touchpoint paid approximately $70 for the domain name assigned.


PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock

We are authorized to issue 50,000,000 shares of common stock, par value $0.001. As of December 31, 2002, there were 18,232,500 shares of common stock issued and outstanding that are held by 87 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no shares are issued. We presently have no plans to issue any shares of preferred stock. However, preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding and unfriendly takeover or attempted changes in control.

There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

PART II - ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities. However, we do anticipate that we will have a market maker file an application to secure a qualification for quotation of our securities on the over the counter bulletin board once the SEC indicates they have no further comments on this filing.

Options, Warrants, Convertible Securities

We have no options, warrants or convertible securities outstanding.

Penny Stock Considerations

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $100,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

  * Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;
  * Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
  * Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and
  * Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Holders

As of the date of this registration statement, we had 87 holders of record of our common stock.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the board of directors deems relevant.

Reports to Shareholders

As a result of filing this registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We intend to voluntarily send an annual report with audited financial statements to our security holders.

Where You Can Find Additional Information

For further information about us and the shares of common stock registered hereunder, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC is also available at a web site maintained by the SEC at http://www.sec.gov.


PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.



PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Since inception, we have issued shares as follows:

------------------------------------------------------------------------------
                          Type of
Name                      Consideration   Date    Amount of Shares   Value
------------------------------------------------------------------------------
                                                                       $
Anila Ladha                Assets       7/31/2001   2,209,825.00   265,179.00
Anila Ladha                Services     7/31/2001     975,175.00   117,021.00
Shamira Jaffer             Assets       7/31/2001   2,209,825.00   265,179.00
Shamira Jaffer             Services                   975,175.00   117,021.00
Richard Griffiths          Assets       7/31/2001   1,869,850.00   224,382.00
Richard Griffiths          Services                   825,150.00    99,018.00
Perter Verbeek             Services     7/31/2001     857,500.00   102,900.00
Ken & Eva Gord             Cash         7/31/2001     208,333.00    25,000.00
Ken & Eva Gord             Cash         7/31/2001     208,334.00    25,000.00
George Maryniuk            Services     7/31/2001      48,228.00     5,787.36
Graham Griffiths           Services     7/31/2001      30,866.00     3,703.92
Brian Jackson              Services     7/31/2001      21,220.00     2,546.40
Peter Green                Services     7/31/2001      48,228.00     5,787.36
Shelly Blechman            Services     7/31/2001      96,458.00    11,574.96
MADS Corp                  Cash         7/31/2001     166,666.00    20,000.00
Siematic Corp              Cash         7/31/2001     625,000.00    75,000.00
Devasish Mitra             Cash         7/31/2001      41,667.00     5,000.00
Edward Hamilton            Assets       7/31/2001     552,458.00    66,295.00
Edward Hamilton            Services                   243,792.00    29,255.00
Lorne Tarr and Dan Devine  Assets       7/31/2001       6,942.00       833.00
Lorne Tarr and Dan Devine  Services                     3,058.00       367.00
Touchpoint-Related party   Assets       7/31/2001     205,542.00    24,665.00
Touchpoint-Related party   Services                    90,708.00    10,885.00
Airam Capital Group        Services     7/31/2001     750,000.00    90,000.00
Go Public                  Services     7/31/2001     250,000.00    30,000.00
Blir Ltd.                  Services     7/31/2001     612,500.00    73,500.00
------------------------------------------------------------------------------

All the above shares issued by us for non cash consideration were issued under Section 4(2) of the Securities Act. The exemption provided under section 4(2) was available because:

  * None of these issuances involved underwriters, underwriting discounts or commissions.
  *  Restrictive legends are placed on all certificates issued.
  *  The  distribution did not involve general solicitation  or advertising.
  * The distributions were made only to accredited investors or investors who were believed to be sophisticated enough to evaluate the risks of the investment.

We relied upon Regulation S of the Securities Act of 1933, as amended for the above issuances for cash.

We believed that Regulation S was available because:

       * None of these issuances involved underwriters, underwriting discounts or commissions;
       *    We placed restrictive legends on all certificates issued;
       * No offers or sales of stock under the Regulation S offering were made to persons in the United States; and
       * No direct selling efforts of the Regulation S offering were made in the United States.

In December 2001, Urbanalien issued 3,000,000 shares of common stock to approximately 67 non-affiliated accredited or sophisticated investors under a 504 offering registered with the state of Nevada for cash proceeds of $324,000, net of commission of $36,000 paid to a non-affiliated Series 63 Agent of the Issuer who assisted in the marketing of this offering, as provided under Nevada law. Management has represented that all of these securities were sold and commissions were paid in compliance with the provisions of Nevada law concerning offerings registered by qualification in Nevada.

In December 2002 we issued Stephen Brock 100,000 shares for management consulting services. These shares were valued at $.01 per share or the fair value of services to be rendered.


PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation and by-laws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents provides in summary as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

       3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
      (Added to NRS by 1997, 694)

NRS    78.751    Authorization    required    for    discretionary
indemnification;   advancement   of   expenses;   limitation    on
indemnification and advancement of expenses.

       1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
      (a) By the stockholders;
      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
      (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
      (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
      2.
NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.


Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.

With  regard  to the foregoing provisions, or otherwise,  we  have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

With  regard  to the foregoing provisions, or otherwise,  we  have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

PART F/S. FINANCIAL STATEMENTS

                   INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
  Urbanalien Corporation
  Toronto, Ontario Canada

We have audited the accompanying balance sheet of Urbanalien Corporation as of December 31, 2002, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the two years then ended, and the period from July 30, 2001 (Inception) through December 31, 2002. These financial statements are the responsibility of Urbanalien's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Urbanalien Corporation as of December 31, 2002, and the results of its operations and its cash flows for each of the two years then ended and for the period from July 30, 2001 (Inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the
Company will continue as a going concern. As discussed in Note 2 to the financial statements, Urbanalien has incurred a loss of $347,435 for the year ended December 31, 2002 and a loss of $1,953,859 for the period from July 30, 2001 (Inception) through December 31, 2001 and at December 31, 2002 had a working capital deficit of $407,396. Urbanalien will require additional working capital to develop its business until Urbanalien achieves a level of revenues adequate to generate sufficient cash flows from operations. These conditions raise substantial doubt about Urbanalien's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.


Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com


March 6, 2003

                      URBANALIEN CORPORATION
                   (A DEVELOPMENT STAGE COMPANY)
                           BALANCE SHEET
                         December 31, 2002


                         ASSETS

Current assets
  Cash                                                            $12,319
                                                               -----------
      Total current assets                                         12,319

Property and equipment, net                                       137,002
                                                               -----------
                                                                 $149,321
                                                               ===========

     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable                                               $173,061
  Accounts payable - related party                                201,810
  Accrued expenses                                                 44,844
                                                               -----------
    Total current liabilities                                     419,715
                                                               -----------
Commitments

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock; $.001 par value, 5,000,000 authorized,
    none issued and authorized                                          -
  Common stock, $.001 par value, 50,000,000 shares
    authorized, 18,232,500 shares issued and outstanding           18,233
  Additional paid in capital                                    2,012,667
  Deficit accumulated during the development stage             (2,301,294)
                                                               -----------
    Total Stockholders' Equity (Deficit)                         (270,394)
                                                               -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)             $149,321
                                                               -----------


          See accompanying summary of accounting policies and notes to financial statements.

                      URBANALIEN CORPORATION
                   (A DEVELOPMENT STAGE COMPANY)
                     STATEMENTS OF OPERATIONS
                   Year Ended December 31, 2002
  and Period from July 30, 2001 (Inception) through December 31, 2001 and Period from July 30, 2001 (Inception) through December 31, 2002

                                                 Inception through     Inception through
                                  Year Ended        December 31,         December 31,
                                 December 31,
                                     2002               2001                 2002
                               --------------   -------------------   -------------------
Revenues                                 $-              $9,687               $9,687
Cost of revenues                     48,628               2,978               51,606
                               --------------   -------------------   -------------------
Gross margin (loss)                 (48,628)              6,709              (41,919)
                               --------------   -------------------   -------------------
Operating expenses:
  Impairment                              -             854,063              854,063
  Consulting fees                    40,109             770,672              810,781
  Professional fees                  32,366             139,047              171,413
  Management fees                         -              92,543               92,543
  Depreciation                       21,203              72,112               93,315
  General and administrative        205,129              32,131              237,260
                               --------------   -------------------   -------------------
                                    298,807           1,960,568            2,259,375
                               --------------   -------------------   -------------------
Net loss                          $(347,435)        $(1,953,859)         $(2,301,294)
                               ==============   ===================   ===================
Net loss per share:
  Basic and diluted                  $(0.02)             $(0.14)
                               ==============   ===================
Weighted average shares
  outstanding:
    Basic and diluted            17,132,774          14,152,108
                               ==============   ===================


          See accompanying summary of accounting policies and notes to financial statements.

                      URBANALIEN CORPORATION
                   (A DEVELOPMENT STAGE COMPANY)
                STATEMENTS OF STOCKHOLDERS' EQUITY
                   Year Ended December 31, 2002
  and Period from July 30, 2001 (Inception) through December 31,
                               2002

                                                                       Deficit
                                                                     accumulated
                                                     Additional      during the
                            Common Stock               paid in       development    Subscription
                                                       capital          stage        Receivable        Total
                          Shares          Amount
                        ------------   -----------   ------------   -------------   ------------   -----------
Issuance of common
 stock to founders
 for assets              6,289,500         $6,289      $748,451             $-             $-        $754,740

Issuance of common
 stock to founders
 for services            2,775,500          2,776       330,285              -              -         333,061

Issuance of common
 stock for assets          764,942            765        91,028              -              -          91,793

Issuance of common
 stock for cash          1,250,000          1,250       148,750              -              -         150,000

Issuance of common
 stock for services      3,052,558          3,053       363,253              -              -         366,306

Issuance of common
 stock for cash          3,000,000          3,000       321,000              -       (324,000)              -

Net loss                         -              -             -     (1,953,859)             -      (1,953,859)

Balance,
 December 31, 2001      17,132,500         17,133     2,002,767     (1,953,859)      (324,000)       (257,959)


Stock subscription
 collections                     -              -             -              -        324,000         324,000

Issuance of common
 stock for services      1,100,000          1,100         9,900              -              -          11,000

Net loss                         -              -             -       (347,435)             -        (347,435)

Balance,
 December 31, 2002      18,232,500        $18,233    $2,012,667    $(2,301,294)            $-       $(270,394)



          See accompanying summary of accounting policies and notes to financial statements.

                      URBANALIEN CORPORATION
                   (A DEVELOPMENT STAGE COMPANY)
                     STATEMENTS OF CASH FLOWS
                   Year Ended December 31, 2002
  and Period from July 30, 2001 (Inception) through December 31, 2001 and Period from July 30, 2001 (Inception) through December 31, 2002

                                                                Inception through    Inception through
                                      Year Ended December 31,      December 31,        December 31,
                                                2002                  2001                2002
                                      -----------------------   ------------------   -----------------
CASH FLOWS FROM OPERATING
  ACTIVITIES
Net loss                                      $(347,435)         $(1,953,859)        $(2,301,294)
Adjustments to reconcile net
  deficit to cash used by
  operating activities:
    Depreciation and amortization                21,203               72,112              93,315
    Stock issued for services                    11,000              699,367             710,367
    Impairment                                        -              854,063             854,063
    Bad debt expense                              8,897                    -               8,897
Net change in:
  Accounts receivable                             4,312             (13,209)             (8,897)
  Accounts payable                              174,005              200,866             374,871
  Accrued expenses                             (39,844)               84,688              44,844
                                      -----------------------   ------------------   -----------------
CASH FLOWS USED IN OPERATING
  ACTIVITIES                                  (167,862)             (55,972)           (223,834)
                                      -----------------------   ------------------   -----------------
CASH FLOWS FROM INVESTING
  ACTIVITIES
    Capital expenditures                      (146,646)             (91,201)           (237,847)
                                      -----------------------   ------------------   -----------------
CASH FLOWS FROM FINANCING
  ACTIVITIES
    Issuance of stock for cash                  324,000              150,000             474,000
                                      -----------------------   ------------------   -----------------
NET INCREASE IN CASH                              9,492                2,827              12,319
Cash, beg. of period                              2,827                    -                   -
                                      -----------------------   ------------------   -----------------
Cash, end of period                             $12,319               $2,827             $12,319

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                                        $-                   $-                  $-
Income tax paid                                      $-                   $-                  $-

NON-CASH TRANSACTIONS:
  Acquisition of assets for
    common stock                                     $-             $846,533            $846,533





          See accompanying summary of accounting policies and notes to financial statements.

                      URBANALIEN CORPORATION
                   (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

Urbanalien Corporation ("Urbanalien")was organized to provide high speed Internet access kiosks in movie theaters. Urbanalien was incorporated in Nevada on July 30, 2001. The Company has devoted its activities to raising capital, developing products, establishing marketing alliances, establishing interactive kiosk terminals and developing markets. Urbanalien's website is www.urbanalien.com which provides descriptions of Urbanalien's Interactive kiosk terminals functionality. Urbanalien has 12 high speed Internet access kiosks established in movie theaters in the Toronto Canada area and plans on establishing other high speed Internet access kiosks throughout North America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Long-Lived Assets

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by applying the straight-line method over their estimated useful lives (three to five years). Urbanalien performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Urbanalien has incurred delays in the implementation of its business plan. This has caused Urbanalien to determine its ability to earn sufficient revenues in the next 12 months is impaired, therefore management determined its long-lived assets had become impaired and recorded an impairment charge of $854,063 as of December 31, 2001. No impairment charge was recorded during the year ended December 31, 2002.

Software Capitalization

Urbanalien adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with this standard, certain direct development costs associated with internal-use software are capitalized, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Foreign Currency

Urbanalien has the U.S. dollar designated as its functional currency. Financial statements are remeasured to U.S. dollars for reporting purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and other expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. Remeasurement gains and losses are included in other income and expense.

Revenue Recognition

Urbanalien recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable.

Urbanalien recognizes revenue from the sale of advertising related products and services like interactive advertising, studio promotion, and event management as the services are performed.

Urbanalien maintains allowances for doubtful accounts on its accounts receivable for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Urbanalien's customers and others were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Accounts receivable other related to an agreement to reimburse
Urbanalien for certain professional fees. Urbanalien recorded bad debt expense of $8,897 from this arrangement.

Income Taxes

Urbanalien accounts for income taxes under the asset and liability approach. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Urbanalien records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation

Urbanalien accounts for stock-based compensation under the intrinsic value method. Under this method, Urbanalien recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant.

Urbanalien accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Basic Loss Per Common Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recent Accounting Pronouncements

Urbanalien does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flow.


NOTE 2 - Going Concern

Urbanalien is a development stage entity with limited operations. For the year ended December 31, 2002, Urbanalien incurred a loss totaling $347,435 and a loss of $1,953,859 for the period from July 30, 2001 (Inception) through December 31, 2001 and at December 31, 2002 had a capital deficit of $257,544. Because of these factors, Urbanalien will require additional working capital to develop its business operations.

Urbanalien intends to raise additional working capital either through private placements, public offerings and/or bank financing. As of March 6, 2003, Urbanalien had not entered into any financing or equity transactions.

There are no assurances that Urbanalien will be able to either (1) increase its operations and achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support Urbanalien's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, Urbanalien will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Urbanalien. If adequate working capital is not available Urbanalien may not increase its operations.

These conditions raise substantial doubt about Urbanalien's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Urbanalien be unable to continue as a going concern.


NOTE 3 - Property and Equipment

Property and equipment consisted of the following at December 31:

                                                                 2002
                                                            --------------
  Computer equipment                                           $  15,290
  Kiosks                                                         624,734
  Kiosk software                                                 444,356
                                                            --------------
                                                               1,084,380
  Less: Accumulated depreciation and amortization              (947,378)
                                                            --------------
                                                               $ 137,002
                                                            --------------

Depreciation and amortization expense totaled $21,203 and $72,112 in 2002 and 2001, respectively. As stated above, Urbanalien recorded an impairment charge of $854,063 for the period ended
December 31, 2001.

NOTE 4 - RELATED PARTY TRANSACTIONS

Related party transactions for 2002 and for period from July 30, 2001 (inception) through December 31, 2001 are as follows:

In May 2002, Urbanalien amended its agreement with an entity owned by two officers and shareholders, who also devote time to that entity, for the use of office furniture, reception facilities, general office functions like record keeping and payroll service and telephone and Internet connections. The agreement is for $12,000 per month from May 1, 2002 through December 31, 2004. As of December 31, 2002, $158,442 was recorded in accounts payable. Urbanalien recorded $13,950 as telephone expenses, $63,210 as office expenses, which are recorded as general and administrative expenses for financial reporting purposes and $24,480 of accounting fees which are recorded as professional fees for financial reporting purposes under this agreement for the year ended December 31, 2002. In October 2002, Urbanalien suspended this agreement until its operations require these services. Urbanalien recorded $92,543 as management fees under this agreement for the period ended December 31, 2001. Urbanalien has $158,443 recorded in accounts payable - related party under this agreement.

In July 2001, Urbanalien issued 6,289,500 shares of common stock to its founders for assets. The assets were kiosks and the software used by the kiosks. The kiosks were valued at $310,384 and the software was valued at $444,356. The kiosks and software were valued at the founders cost and were assembled and written by unrelated third parties for the founders.

In July 2001, Urbanalien issued 2,775,500 shares of common stock to its founders for services. The services included the formation of Urbanalien, formulation of a business plan, preparation of a budget and other business and financial consulting that were valued at $333,061 or the fair valued of the services performed. The $333,061 was included in consulting fees during 2001.

Urbanalien paid a related entity owned by two officers and shareholders, who also devote time to that entity, $89,792 for kiosks.

In August 2001, Urbanalien entered into a one year agreement with an entity owned by the CTO, who also devotes time to that entity, for the development of Urbanalien's website and technical assistance in maintaining the website. The entity will provide technical assistance for the website through August 2002. The agreement is for 612,500 shares of common stock or $73,500 the fair value of the services, which was recorded in consulting expense for the period ended December 31, 2001. Urbanalien has $30,519 recorded in accounts payable - related party under this agreement.


NOTE 5 - STOCKHOLDERS' EQUITY

The initial authorized capital of Urbanalien consisted of 50,000,000 shares at $.001 par value common stock and 5,000,000 shares of $.001 par value preferred stock.

In December 2002, Urbanalien issued 1,100,000 shares of common stock for legal, financial and marketing services. The services were valued at $11,000 or $0.01 per share. 1,000,000 of the shares were issued to the former chief executive officer of Urbanalien.

In July 2001, Urbanalien issued 6,289,500 shares of common stock to Urbanalien's founders in payment for kiosks valued at $310,384 and software valued at $444,356 or $754,740 or $0.12 per share. The assets were valued at the founders cost. The founders cost was based on amounts paid to non-related third parties.

In July 2001, Urbanalien issued 2,775,500 shares of common stock to Urbanalien's founders for services. The services were valued at $333,060 or $0.12 per share. The services included the formation of Urbanalien, formulation of a business plan, preparation of a budget and other business and financial consulting.

In July 2001, Urbanalien issued 764,942 shares of common stock for a kiosk valued at $91,793 or $0.12 per share.

In July through October 2001, Urbanalien issued 1,250,000 shares of common stock for cash proceeds of $150,000 or $0.12 per share.

In July 2001, Urbanalien approved entering into various consulting agreements for legal, financial and marketing services, whereby the consultants would be issued 3,052,558 shares of Urbanalien's common stock for services to be rendered to Urbanalien from July 2001 through August 2002. Urbanalien recorded consulting expense of $366,306 or the fair value of the services provided during 2001.

In December 2001, Urbanalien issued 3,000,000 shares of common stock for cash proceeds of $324,000, net of commission of $36,000 or $0.12 per share. The cash was received by Urbanalien in January 2002.


NOTE 6 - INCOME TAXES

For the period ended December 31, 2002, Urbanalien incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $1,439,000 at December 31, 2002, and will expire in the year 2021.

Deferred income taxes consist of the following at December 31:

                                            2002
  Long-term:                             ------------
    Deferred tax assets                    $489,000
    Valuation allowance                   (489,000)
                                         ------------
                                           $      -
                                         ------------

NOTE 7 - COMMITMENTS

Urbanalien leases office facilities under a non-cancelable operating lease with a term from May 2002 through July 2004.

Future minimum rent payments are $48,000 for 2003 and $28,000 for 2004.

Rent expense was $50,260 and $20,000 for the year ended December
31, 2002 and for the period from July 30, 2001 (Inception) through December 31, 2001.

PART III - ITEM 1.  EXHIBITS

Item 3

     1    Articles of Incorporation of UrbanAlien, Inc., a Nevada
       Corporation
     2    By-laws of UrbanAlien, Inc., a Nevada Corporation

Item 4

     1    Form of common stock Certificate of the UrbanAlien, Inc. (1)

Item 10

     1    Galaxy Memorandum of Understanding
     2    Cineplex Odeon Memorandum of Understanding
     3    Touchpoint Professional Services Agreement
     4    Urbanalien.com domain name original registration
     5    Urbanalien.com domain name amendment
     6    Surveyed results from trial deployment
     7    Touchpoint Management infrastructure amended agreement
     8    Blir LLC Contractor's Agreement
     9 Richard Griffiths Termination and Release document as officer and director of Urbanalian
     10   Stock Restriction Agreement between Urbanalien and Griffiths
     11   Software Assignment

We have no subsidiaries.


  All other Exhibits called for by Rule 601 of Regulation SB-2 are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                UrbanAlien Corporation (Registrant)

Date:     May 15, 2003


     /s/ Anila Ladha
     -----------------------
     Anila Ladha, Principal Executive Officer, Chief Financial
Officer and Principal Financial Officer and Principal Accounting
Officer